Filed Pursuant to Rule 424(b)(3)

Registration No. 333-159167

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

SUPPLEMENT NO. 12 DATED APRIL 1, 2013

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated April 26, 2012, Supplement No. 9 thereto dated January 16, 2013, Supplement No. 10 thereto dated February 19, 2013, and Supplement No. 11 thereto dated March 6, 2013. Supplement No. 9 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose an update on the status of our offering and the ownership of our operating partnership.

Status of Our Offering and Ownership of Our Operating Partnership

Through March 28, 2013, we have received aggregate gross offering proceeds of approximately $177.6 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $175.2 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of March 28, 2013, in connection with our initial public offering, we have issued approximately 17.6 million shares of our common stock for gross proceeds of approximately $175.2 million, including shares issued pursuant to the distribution reinvestment plan (“DRP”). As of March 28, 2013, approximately 63.6 million shares remained available for sale to the public under our initial public offering, including shares available under the DRP. We will sell shares of our common stock in this offering until the earlier of May 5, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.

As of March 28, 2013, we owned approximately 82% of the limited partnership units of our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara, and David C. Rupert, our President, owned approximately 12% of the limited partnership units of our operating partnership. The remaining approximately 6% of the limited partnership units were owned by unaffiliated third parties.

We previously disclosed that we anticipated that our initial public offering would close on March 31, 2013. We now anticipate that our initial public offering will close on or about April 25, 2013, however, as disclosed above, we may continue to sell shares in this offering until the earlier of May 5, 2013, or the date on which the maximum offering amount has been sold.